Exhibit 3.6

NEW HOLLAND CREDIT COMPANY, LLC

OPERATING AGREEMENT

This Operating Agreement (this “Agreement”), is entered into this 25th day of November, 1996, by and between Fiatallis North America, Inc., a Delaware corporation, and Fiat Finance U.S.A., Inc., a Delaware corporation.

Explanatory Statement

A limited liability company has been formed under the laws of the State of Delaware by the filing of a Certificate of Formation pursuant to the Delaware Limited Liability Company Act on behalf of the parties hereto. The parties have agreed to organize and operate such limited liability company in accordance with the terms of, and subject to the conditions set forth in, this Agreement.

NOW, THEREFORE, for good and valuable consideration, the parties, intending legally to be bound, agree as follows:

SECTION I

Defined Terms

The following capitalized terms shall have the meanings specified in this Section I.

“Act” means the Delaware Limited Liability Company Act, as amended from time to time.

“Adjusted Capital Account Deficit” means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder’s Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i)                                     the deficit shall be decreased by the amounts which the Interest Holder is obligated to restore pursuant to Section 4.4.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c); and

(ii)                                  the deficit shall be increased by the items described in Regulation Section 1.704-1(b)(2)(ii)-(d)(4), (5), and (6).

“Adjusted Capital Balance” means, with respect to any Member, the Member’s total Capital Contribution then paid to the Company less all amounts actually distributed to such Member pursuant to Section 4.2.3, provided that the Adjusted Capital Balance of any Member shall not be less than zero. If a Member transfers all or any portion of its Interest in accordance with the terms of this Agreement, its transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent it relates to the Interest transferred.

“Affiliate” means, with respect to any Member, any Person: (i) which owns more than five percent (5%) of the voting interests in the Member; or (ii) in which the Member owns more than five percent (5%) of the voting interests; or (iii) in which more than five percent (5%) of the voting interests are owned by a Person who has a relationship with the Member described in clause (i) or (ii) above.

“Agreement” means this Agreement, as amended from time to time.

“Board” means the Board of Directors of the Company elected by the Members of the Company in accordance with the provisions of this Agreement.

“Capital Account” means the account maintained by the Company for each Interest Holder in accordance with the following provisions:

(i)                                     an Interest Holder’s Capital Account shall be credited with the Interest Holder’s Capital Contributions, the amount of any Company liabilities assumed by the Interest Holder (or which are secured by Company property distributed to the Interest Holder), the Interest Holder’s distributive share of Profit and any item in the nature of income or gain specially allocated to such Interest Holder pursuant to the provisions of Section IV (other than Section 4.3.3); and

(ii)                                  an Interest Holder’s Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder, the amount of any liabilities of the Interest Holder assumed by the Company (or which are secured by property contributed by the Interest Holder to the Company), the Interest Holder’s distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of Section IV (other than Section 4.3.3).

If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

“Capital Contribution” means the total amount of cash and the fair market value of other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member.

“Capital Proceeds” means the net amount of cash received by the Company from a Capital Transaction after payment of all expenses associated with the Capital Transaction.

“Capital Transaction” means any transaction not in the ordinary course of business which results in the Company’s receipt of cash or other consideration other than Capital Contributions, including without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

“Cash Flow” means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Board. Cash Flow shall not include Capital Proceeds but shall be increased by the reduction of any reserves previously established.

“Code” means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

“Code Section” means the relevant and appropriate Section of the Internal Revenue Code of 1986.

“Company” means the limited liability company organized in accordance with this Agreement.

“Delegation of Authority” means a formal acting of the Board pursuant to which various officers and managers of the Company shall be authorized to commit the Company, with respect to borrowing or lending, funds of the Company or to otherwise commit the Company the due course of its business of wholesale, retail and lease financing.

“Interest” means a Person’s share of the Profits and Losses of, and the right to receive distributions from, the Company.

“Interest Holder” means any Person who holds an Interest, whether as a Member or as an unadmitted assignee of a Member.

“Involuntary Withdrawal” means, with respect to any Member, the occurrence of any of the events set forth in Act Sections 4A-606(3) through (9).

“Member” means each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company.

“Member Loan Nonrecourse Deductions” means any Company deduction that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

“Membership Rights” means all of the rights of a Member in the Company, including a Member’s: (i) Interest; (ii) right to inspect the Company’s books and records; (iii) right to participate in the management of and vote on matters coming before the Company; and (iv) unless this Agreement or the Certificate of Formation provide to the contrary, right to act as an agent of the Company.

“Minimum Gain” has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under Code Section 704(b).

“Negative Capital Account” means a Capital Account with a balance of less than zero.

“Nonrecourse Deductions” has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

“Nonrecourse Liability” means any liability of the Company with respect to which no Member has personal liability determined in accordance with Code Section 752 and the Regulations promulgated thereunder.

“Percentage” means, as to a Member, the percentage set forth after the Member’s name on Exhibit A, as amended from time to time, and as to an Interest Holder who is not a Member, the Percentage of the Member whose Interest has been acquired by such Interest Holder, to the extent the Interest Holder pursuant to the terms of this Agreement has succeeded to that Member’s Interest.

“Person” means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

“Positive Capital Account” mans a Capital Account with a balance greater than zero.

“Profit” and “Loss” means, for each taxable year of the Company (or other period for which Profit and Loss must be computed) the Company’s taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i)                                     all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a) (1) shall be included in computing taxable income or loss;

(ii)                                  any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii)                               any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv)                              gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(v)                                 in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi)                              notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

“Regulation” means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

“Secretary of State” means the Secretary of State of the State of Delaware.

“Transfer” means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

“Voluntary Withdrawal” means a Member’s dissociation with the Company by means other than a Transfer or an Involuntary Withdrawal.

SECTION II

Formation and Name; Office; Purpose; Term

2.1                                 Organization.  The parties hereby organize a limited liability company pursuant to the Act and the provisions of this Agreement and, for that purpose, have caused Certificate of Formation to be prepared, executed and filed with Secretary of State on April 25, 1996.

2.2                                 Name of the Company.  The name of the Company shall be “New Holland Credit Company, LLC.” The Company may do business under that name and under any other name or names upon which the Members agree. If the Company does business under a name other than that set forth in its Certificate of Formation, then the Company shall file a trade name certificate as required by law.

2.3                                 Purpose.  The Company is organized to engage in the business of providing wholesale, retail and lease financing services, and to carry on any and all business, transactions and activities incidental or related to that purpose which may be deemed desirable by the Board, to the fullest extent empowered and permitted by law.

2.4                                 Term.  The term of the Company began upon the acceptance of the Certificate of Formation by Secretary of State and shall continue in existence until December 31, 2046, unless its existence is sooner terminated pursuant to Section VII of this Agreement.

2.5                                 Principal Office.  The principal office of the Company in the State of Pennsylvania shall be located at 33 South Railroad Avenue, New Holland, Pennsylvania 17557 or at any other place within or without the State of Pennsylvania upon which the Members agree.

2.6                                 Resident Agent.  The name and address of the Company’s resident agent in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.

2.7                                 Members.  The name, present mailing address, taxpayer identification number and Percentage of each Member are set forth on Exhibit A.

SECTION III

Members; Capital; Capital Accounts

3.1                                 Initial Capital Contributions. Upon the execution of this Agreement, the Members shall contribute to the Company cash in the amounts respectively set forth on Exhibit A.

3.2                                 Additional Capital Contributions. Members may, from time to time, be required to contribute additional capital upon call for such additional capital by the Board of Directors of the Company.

3.3                                 Liability of Members. Except as set forth in the Act, no Member shall have any personal liability for any obligations of the Company.

3.4                                 No Interest on Capital Contributions. Interest Holders shall not be paid interest on their Capital Contributions.

3.5                                 Return of Capital Contributions. Except as otherwise provided in this Agreement, no Interest Holder shall have the right to receive the return of any Capital Contribution.

3.6                                 Form of Return of Capital. If an Interest Holder is entitled to receive a return of a Capital Contribution, the Company may distribute cash, notes, property, or a combination thereof to the Interest Holder in return of the Capital Contribution.

3.7                                 Capital Accounts. A separate Capital Account shall be maintained for each Interest Holder.

3.8                                 Loans. Any Member may, at any time, make or cause a loan to be made to the Company in any amount and on those terms upon which the Company and the Member agree.

SECTION IV

Profit, Loss, and Distributions

4.1                                 Distributions of Cash Flow and Allocations of Profit  or Loss Other Than From Capital Transactions.

4.1.1                        Profit or Loss Other Than from a Capital Transaction.  After giving effect to the special allocations set forth in Section 4.3, for any taxable year of the Company, Profit or Loss (other than Profit or Loss resulting from a Capital Transaction, which Profit or Loss shall be allocated in accordance with the provisions of Sections 4.2) shall be allocated to the

Interest Holders in proportion to their Percentages.

4.1.2                        Cash Flow.  Cash Flow for each taxable year of the Company shall be distributed to the Interest Holders in proportion to their Percentages no later than seventy-five (75) days after the end of the taxable year.

4.2                                 Distributions of Capital Proceeds and Allocation of  Profit or Loss from Capital Transactions.

4.2.1                        Profit.  After giving effect to the special allocations set forth in Section 4.3, Profit from a Capital Transaction shall be allocated as follows:

4.2.1.1                                       If one or more Interest Holders has a Negative Capital Account, to those Interest Holders, in proportion to their Negative Capital Accounts, until all of those Negative Capital Accounts have been reduced to zero.

4.2.1.2                                       Any Profit not allocated pursuant to Section 4.2.1.1 shall be allocated to the Interest Holders in proportion to, and to the extent of, the amounts distributable to them pursuant to Section 4.2.3.4.1 and 4.2.3.4.2.

4.2.1.3                                       Any Profit in excess of the foregoing allocations shall be allocated to the Interest Holders in proportion to their Percentages.

4.2.2                        Loss. After giving effect to the special allocations set forth in Section 4.3, Loss from a Capital Transaction shall be allocated as follows:

4.2.2.1                                       If one or more Interest Holders has a Positive Capital Account, to those Interest Holders, in proportion to their Positive Capital Accounts, until all Positive Capital Accounts have been reduced to zero.

4.2.2.2                                       Any Loss not allocated to reduce Positive Capital Accounts to zero pursuant to Section 4.2.2.1 shall be allocated to the Interest Holders in proportion to their Percentages.

4.2.3                        Capital Proceeds. Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

4.2.3.1                                       to the payment of all expenses of the Company incident to the Capital Transaction; then

4.2.3.2                                       to the payment of debts and liabilities of the Company then due and outstanding (including all debts due to any Interest Holder); then

4.2.3.3                                       to the establishment of any reserves which the Members deem necessary for liabilities or obligations of the Company; then

4.2.3.4                                       the balance shall be distributed as follows:

4.2.3.4.1                              to the Interest Holders in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full;

4.2.3.4.2                              if any Interest Holder has a Positive Capital Account after the distributions made pursuant to Section 4.2.3.4.1 and before any further allocation of Profit pursuant to Section 4.2.1.3, to those Interest Holders in proportion to their Positive Capital Accounts.

4.3                               Regulatory Allocations.

4.3.1                        Qualified Income Offset.  No Interest Holder shall be allocated Losses or deductions if the allocation causes an Interest Holder to have an Adjusted Capital Account Deficit. If an Interest Holder receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the excess as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the “qualified income offset” provisions of the Regulations promulgated under Code Section 704(b).

4.3.2                        Minimum Gain Chargeback.  Except as set forth in Regulations Section 1.704-2(f)(2), (3), and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Interest Holder, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Interest Holder’s share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company’s other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a “minimum gain chargeback” under Regulation Section 1.704-2(f).

4.3.3                        Contributed Property and Book-Ups.  In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.3.4                        Code Section 754 Adjustment.  To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.3.5                        Nonrecourse Deductions.  Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Interest Holders in proportion to their Percentages.

4.3.6                        Member Loan Nonrecourse Deductions.  Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(b).

4.3.7                        Guaranteed Payments.  To the extent any compensation paid to any Member by the Company, including any fees payable to any Member pursuant to Section 5.3 hereof, is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Member other than in the Person’s capacity as a Member within the meaning of Code Section 707(a), the Member shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member’s Capital Account shall be adjusted to reflect the payment of that compensation.

4.3.8                        Unrealized Receivables.  If an Interest Holder’s Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder’s Interest), the Interest Holder’s share of the Company’s “unrealized receivables” and “substantially appreciated inventory” (within the meaning of Code Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to Section 4.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture. Any questions as to the aforesaid allocation of ordinary income (recapture), to the extent such questions cannot be resolved in the manner specified above, shall be resolved by the General Manager.

4.3.9                        Withholding.  All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

4.4                                 Liquidation and Dissolution.

4.4.1                        If the Company is liquidated, the assets of the Company shall be distributed to the Interest Holders in accordance with the balances in their respective Capital Accounts, after taking into account the allocations of Profit or Loss pursuant to Sections 4.1 or 4.2, if any, and distributions, if any, of cash or property, pursuant to Sections 4.1 and 4.2.3.

4.4.2                        No Interest Holder shall be obligated to restore a Negative Capital Account.

4.5                                 General.

4.5.1                        Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Board.

4.5.2                        If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value, and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Members. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the distribution of the assets in liquidation pursuant to Section 4.4.

4.5.3                        All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Interest Holders as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company’s taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit or Loss shall be allocated between the original Interest Holder and the successor on the basis of the number of days each was an Interest Holder during the taxable year; provided, however, the Company’s taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to any extraordinary non-recurring items of the Company.

4.5.4                        The Members are hereby authorized, upon the advice of the Company’s tax counsel, to amend this Article IV, as necessary from time to time, to comply with the Code and the Regulations promulgated under Code Section 704(b), provided however, that no amendment shall materially affect distributions to an Interest Holder without the Interest Holder’s prior written consent.

SECTION V

Management: Rights, Powers, and Duties

5.1                               Management; Board of Directors.

5.1.1                        The business and affairs of the Company shall be managed under the direction and control of a Board of Directors (the “Board”), which shall consist of not less than five (5) and not more than seven (7) voting members who shall act in accordance with and pursuant to the Bylaws of the Company attached hereto as Exhibit B. The number of voting members shall always be an odd number. The number of members of the Board shall not be increased above seven (7) or decreased below five (5) except upon the Consent of the Members. The Board initially shall consist of the following two (2) persons who each shall serve a one-year term, or until their successor is duly elected and qualified (if later): Franco Fornasari and Richard F. Hrdlicka. A director may be removed from office in accordance with the Bylaws of the Company.

5.1.2                        All powers of the Company shall be exercised by or under the authority of the Board. Decisions of the Board within its scope of authority shall be binding upon the Company and each Member. The Board shall have the power and authority to appoint officers in accordance with the provisions of the Bylaws to manage the day-to-day business affairs of the Company.

5.1.3                        Meetings of the Board shall be held at the principal place of business of the Company or at any other place that a majority of the members of the Board determine. In the alternative, meetings may be held by conference telephone, provided that each member of the Board can hear the others. Meetings shall be held at least annually. In addition, the Chief Executive Officer or President, or any two (2) members of the Board, may convene a special meeting thereof upon at least ten (10) business days’ prior written notice to the other members. Except with respect to decisions set forth in Section 5.1.8, the Board also may make decisions, without holding a meeting, by written consent of more than fifty percent (50%) of all of the members of the Board. Minutes of each meeting and a record of each decision shall be kept by the Secretary of the Board or, in his absence, by a designee of the Board and shall be given to the Members after the meeting in a timely fashion to allow for a review of the minutes prior to the next meeting of the Board.

5.1.4                        Each Member of the Board shall have one vote with respect to all matters voted on by the Board. Except for the decisions set forth in Section 5.1.8, decisions of the Board shall require the approval of more than fifty percent (50%) of its members.

5.1.5                        Except as otherwise approved by the Members, the members of the Board shall serve without compensation from the Company.

5.1.6                        The officers appointed by the Board shall be subject to the general supervision and control of the Board and shall carry out the policy decisions made by the members of the Board. At each regular meeting of the Board (and, when requested by any member thereof, at any special meeting of the Board), the officers shall be available to be present and shall, when requested, report to the Board on the operations of the Company or any other matters as any member of the Board may request.

5.1.7                        The officers of the Company shall not take any of the following actions without the prior approval or authorization of the Board:

5.1.7.1                                       Except in the regular course of the Company’s business, acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible;

5.1.7.2                                       Except in the regular course of the Company’s business, construct, operate, maintain, finance, improve, own, sell, convey, assign, mortgage, or lease any real estate or any personal property;

5.1.7.3                                       sell, dispose, trade, or exchange assets of the Company other than in the ordinary course of the Company’s business;

5.1.7.4                                       enter into any agreements or contracts, or make any expenditures or commitments, involving any amounts of money or give receipts, releases or discharges involving any amounts of money except as specifically authorized in the Delegation of Authority from time to time approved by the Board.

5.1.7.5                                       Except in the regular course of the Company’s business, purchase liability or other insurance to protect the Company’s properties and business;

5.1.7.6                                       Except in the regular course of the Company’s business, borrow money for and on behalf of the Company, or execute or deliver any agreements or instruments in connection therewith;

5.1.7.7                                       Except in the regular course of the Company’s business, execute or modify leases with respect to any part or all of the assets of the Company;

5.1.7.8                                       prepay, in whole or in part, refinance, amend, modify, extend, or renew any mortgages or deeds of trust which may affect any asset of the Company;

5.1.7.9                                       negotiate, fix or adjust the annual salary or performance bonus to be paid to any officer employed by the Company; or

5.1.7.10                                 invest or reinvest Company funds or reserves.

5.1.8                        Notwithstanding anything to the contrary in this Agreement, the following actions shall require an affirmative vote of at least two-thirds (2/3) of all of the members of the Board:

5.1.8.1                                       approval of the business plan and annual operating and capital budgets of the Company;

5.1.8.2                                       any borrowing of funds or expenditures not reflected in the operating or capital budgets of the Company;

5.1.8.3                                       establishment of any limitations on the distribution of Cash Flow; or

5.1.9                        Notwithstanding anything to the contrary in this Agreement, the following actions shall require the Consent of the Members:

5.1.9.1                                       the approval, adoption, amendment or repeal of any plan of merger, consolidation or dissolution of the Company, a sale of all or a material portion of the assets of the Company, or any other Capital Transaction;

5.1.9.2                                       the confession of any judgment against the Company or the compromise of any claim against the Company;

5.1.9.3                                       the dissolution or termination of the Company prior to the expiration of its term;

5.1.9.4                                       any action in contravention of this Agreement or which makes it impossible to carry on the business of the Company;

5.1.9.5                                       any amendment of the Bylaws, Certificate of Formation of the Company or this Agreement.

5.1.9.6                                       the admission of additional Members.

5.1.10                  No person dealing with the Chief Executive Officer or President of the Company need inquire into the validity or propriety of any document or instrument executed in the name of  the Company by the Chief Executive Officer or President, or as to the authority of the Chief Executive Officer or President in executing the same.

5.1.11                  No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. The provisions contained in this Section 5.1 supersede any authority granted to the Members pursuant to the Act. Any Member who takes any action or binds the Company in violation of this Section 5.1 shall be solely responsible for any loss and expense incurred as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to any such loss or expense. The Company shall be managed by the Members. Except as otherwise provided in this Agreement, each Member shall have the right to act for and bind the Company in the ordinary course of its business.

5.2                                 Meetings of and Voting by Members.

5.2.1                        A meeting of the Members may be called at any time by any Member. Meetings of Members shall be held at the Company’s principal place of business or at any other place within or without the Commonwealth of Pennsylvania designated by the Member calling the meeting. Not less than ten (10) nor more than ninety (90) days before each meeting, the Member calling the meeting shall give written notice of the meeting to each Member. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members’ meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding not less than fifty-one percent (51%) of the Percentages then held by Members constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member’s duly authorized attorney in fact.

5.2.2                        Except as otherwise provided in this Agreement, the affirmative vote of the Members holding fifty-one percent (51%) or more of the Percentages then held by Members shall be required to approve any matter coming before the Members.

5.2.3                        In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument indicating the consent of Members holding fifty-one percent (51%) or more of the Percentages then held by Members.

5.2.4                        Except as otherwise provided in this Agreement, wherever the Act requires unanimous consent to approve or take any action, that consent shall be given in writing and, in all cases, shall mean, rather than the consent of all Members, the consent of the Members holding fifty-one percent (51%) or more of the Percentages then held by Members.

5.3                                 Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Members, no Member shall be entitled to compensation for services performed for the Company. However, upon substantiation of the amount and purpose thereof, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4                                 Duties of Parties.

5.4.1                        Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member’s duties set forth in this Agreement.

5.4.2                        Except as otherwise expressly provided in Section 5.4.3, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company’s business. The organization of the Company shall be without prejudice to the Members’ respective rights (or the rights of their respective Affiliates) to maintain, expand, or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member’s Affiliates.

5.4.3                        Each Member understands and acknowledges that the conduct of the Company’s business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertakings shall be at arm’s length and on commercially reasonable terms.

5.5                                 Liability and Indemnification.

5.5.1                        A Member shall not be liable, responsible, or accountable, in damages or otherwise, to any other Member or to the Company for any act performed by the Member with respect to Company matters, except for fraud, gross negligence, or an intentional breach of this Agreement.

5.5.2                        The Company hereby indemnifies each Member for any act performed by the Member with respect to Company matters, except for any action or inaction which constitutes fraud, gross negligence, or an intentional breach of this Agreement, provided however, that any indemnity under this Section shall be provided out of and to the extent of the assets of the Company only.

SECTION VI

Transfer of Interests and Withdrawals of Members

6.1                                 Transfers.  No Member may, other than to an Affiliate, Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member, and no Interest Holder may Transfer all, or any portion of, or any interest or rights in, any Interest. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The Transfer of any Membership Rights or Interests in violation of the prohibition contained in Section 6.1 shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Membership Rights are attempted to be transferred in violation of this Section 6.1 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company, or have any other rights in or with respect to the Membership Rights.

6.2                                 Voluntary Withdrawal.  No Member shall have the right or power to Voluntarily Withdraw from the Company.

6.3                                 Involuntary Withdrawal.  Immediately upon the occurrence of an Involuntary Withdrawal, the successor of the Withdrawn Member shall thereupon become an Interest Holder but shall not become a Member. If the Company is continued as provided in Section 7.1.3, the successor Interest Holder shall have all the rights of an Interest Holder but shall not be entitled to receive in liquidation of the Interest, pursuant to Section 4A-905(1)(ii) of the Act, the fair market value of the Member’s Interest as of the date the Member involuntarily withdrew from the Company.

SECTION VII

Dissolution, Liquidation, and Termination of the Company

7.1                                 Events of Dissolution.  The Company shall be dissolved upon the happening of any of the following events:

7.1.1                        when the period fixed for its duration in Section 2.4 has expired;

7.1.2                        upon the unanimous written agreement of the Members; and

7.1.3                        upon the occurrence of an Involuntary Withdrawal, unless the remaining Members, within ninety (90) days after the occurrence of the Involuntary Withdrawal, [who hold a majority of the Interests in the Company], elect to continue the business of the Company pursuant to the terms of this Agreement.

7.2                                 Procedure for Winding Up and Dissolution. If the Company is dissolved, the remaining Members shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then to the Interest Holders in accordance with Section 4.4.

7.3                                 Filing of Articles of Cancellation. If the Company is dissolved, the Members shall promptly file Articles of Cancellation with Secretary of State. If there are no remaining Members, the Articles shall be filed by the last Person to be a Member; if there are no remaining Members, or a Person who last was a Member, the Articles shall be filed by the legal or personal representatives of the Person who last was a Member.

SECTION VIII

Books, Records, Accounting, and Tax Elections

8.1                                 Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company’s name. The Members shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2                                 Books and Records. The Members shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company’s business. The books and records shall be maintained in accordance with Generally Accepted Accounting Principles of the United States (“GAAP”) and shall be available at the Company’s principal office for examination by any Member or the Member’s duly authorized representative at any and all reasonable times during normal business hours.

8.3                                 Annual Accounting Period. The annual accounting period of the Company shall be its taxable year. The Company’s taxable year shall be selected by the Members, subject to the requirements and limitations of the Code.

8.4                                 Reports. Within seventy-five (75) days after the end of each taxable year of the Company, the Members shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within seventy-five (75) days after the end of each taxable year of the Company, the Members shall cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended, the tax information concerning the Company which is necessary for preparing the Interest Holder’s income tax returns for that year. The Members shall cause an audit of the Company’s books and records to be prepared by independent accountants for each taxable year of the Company.

SECTION IX

General Provisions

9.1                                 Assurances.  Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Members deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.2                                 Notifications.  Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a “notice”) required or permitted under this Agreement must be in writing and delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by courier service that provides evidence of delivery. A notice must be addressed to an Interest Holder at the Interest Holder’s last known address on the records of the Company. A notice to the Company must be addressed to the Company’s principal office. A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

9.3                                 Specific Performance.  The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.4                                 Complete Agreement.  This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. Except as expressly provided otherwise herein, this Agreement may not be amended without the written consent of all of the Members.

9.5                                 Applicable Law.  All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the laws of the State of Delaware, without regard to principles of conflict of laws.

9.6                                 Section Titles.  The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.7                                 Binding Provisions.  This Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.8                                 Jurisdiction and Venue.  Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States District Court for the District of Delaware or any Delaware State Court having jurisdiction over the subject matter of the dispute or matter. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.9                                 Terms.  Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.10                           Separability of Provisions.  Each provision of this Agreement shall be considered separable. If, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing of future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.11                           Counterparts.  This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed, under seal, as of the date set forth above.

MEMBERS:

FIATALLIS NORTH AMERICA, INC.

By:	/s/ Franco Fornasari

Name:	Franco Fornasari

Title:	Vice President

FIAT FINANCE U.S.A., INC.

By:	/s/ Giovanni Maggiora

Name:	Giovanni Maggiora

Title:	President

New Holland Credit Company, LLC

Operating Agreement

EXHIBIT A

List of Members, Capital, and Percentages

Name, Address,
and Taxpayer	Capital
I.D. Number	Contribution	Percentage

Fiatallis North America, Inc.	$247,500	99%

Fiat Finance U.S.A., Inc.	$2,500	1%

AMENDMENT TO THE OPERATING AGREEMENT

This Amendment to the Operating Agreement (the “Amendment”), is entered into this 1st day of January, 1997, by and between FiatAllis North America, Inc., a Delaware corporation, and Fiat Finance U.S.A., Inc., a Delaware corporation.

Explanatory Statement

A limited liability company named New Holland Credit Company, LLC (“LLC”) has been formed under the laws of the State of Delaware by the filing of a Certificate of Formation pursuant to the Delaware Limited Liability Company Act on behalf of the parties hereto. The parties have agreed to organize and operate such limited liability company in accordance with the terms of, and subject to, the conditions set forth in the Operating Agreement entered into by the parties on November 25, 1996 (“Operating Agreement”; and

On December 31, 1996, Fiat Finance U.S.A., Inc. did, pursuant to a Purchase Agreement, sell, assign and transfer its 1% membership interest in the LLC resulting in the LLC having only one member, FiatAllis North America, Inc.;

NOW, THEREFORE, for good and valuable consideration, the parties, intending legally to be bound, agree as follows:

SECTION I.

The parties agree that the Operating Agreement is no longer valid as it relates to the rights and obligations of Fiat Finance U.S.A., Inc. and Fiat Finance U.S.A., Inc. shall be allowed to, and has, withdrawn from participation of any kind in said Operating Agreement effective as of the date hereof.

The rest and remainder of the Operating Agreement shall remain in full force and effect.

DATE: January 1, 1997		FIATALLIS NORTH AMERICA, INC.

	By:	/s/ Richard F. Hrdlicka
Richard F. Hrdlicka Vice President

FIAT FINANCE U.S.A., INC.

	By:	/s/ Giovanni Maggiora
Giovanni Maggiora President

NEW HOLLAND CREDIT COMPANY, LLC

SECOND AMENDMENT TO THE OPERATING AGREEMENT

This Second Amendment to the Operating Agreement (this “Second Amendment”) is made this 24th day of February, 2003, by Fiatallis North America, Inc., a Delaware corporation.

WHEREAS, that certain Operating Agreement in respect of New Holland Credit Company, LLC, was entered into the 25th day of November, 1996, by and between Fiatallis North America, Inc., and Fiat Finance U.S.A., Inc., and amended by that certain Amendment to the Operating Agreement dated the lst day of January, 1997 (the “Agreement”); and

WHEREAS, pursuant to the above-referenced 1997 Amendment to the Operating Agreement, Fiat Finace U.S.A., Inc., ceased to be a Member of New Holland Credit Company, LLC; and

WHEREAS, Fiatallis North America, Inc., now wishes to further amend the Agreement as set forth herein,

NOW, THEREFORE, Fiatallis North America, Inc., intending to be legally bound, hereby amends the Agreement as follows:

1.             The Agreement shall be amended, effective as of the 25th day of April, 1996, as follows:

(a)           In Section I, the definitions of “Board” and “Member” shall be deleted in their entirety and replaced, respectively, with the following:

“ “Board” means the Board of Managers of the Company, each Manager of which (also referred to in this Agreement as a “member of the Board”) is elected by the Member or Members of the Company or, otherwise, appointed in accordance with the terms of this Agreement.”;

“ “Member” means, at any time, a Person party to this Agreement at such time. References in this Agreement to “Members” shall mean “Member” when there is only one Member.”

(b)           Section 2.1 shall be amended by adding, at the end of the sentence, the following:

“, as replaced by a Corrected Amended Certificate of Formation dated the 24th day of February, 2003, effective as of the 25th day of April, 1996”.

(c)           The title of Section 5.1 shall be deleted in its entirety and replaced with the following:

“Management; Board of Managers.”.

(d)           Section 5.1.1 shall be deleted in its entirety and replaced with the following:

“The business and affairs of the Company shall be managed under the direction and control of a Board of Managers that will consist of three (3) Managers who shall be individuals elected from time to time by the Member or Members, or appointed as provided herein, and act in accordance with the provisions hereof.  From and after the 24th day of February, 2003, the Managers shall be Mario Ferla, L. William York, and Alberto Fornaro. In the absence of action by the Member or Members to the contrary, a majority of Managers may remove a Manager from such position, with or without cause, or appoint any individual to a vacant position as a Manager. The required quorum of Managers authorized to do business shall be two Managers. The require number of Managers to act on behalf of the Company shall be two Managers.”.

(e)           Section 5.1.2 shall be amended by deleting the final sentence thereof and replacing it with the following:

“The Board shall have the power and authority to appoint officers in accordance with the provisions hereof and to manage the day-to-day business affairs of the Company.”.

(f)            The final punctuation of Section 5.1.7.4 shall be changed from a period to a semicolon.

(g)           After the semicolon at the end of Section 5.1.8.2 add, “or”, and at the end of Section 5.1.8.3 replace “; or” with a period.

(h)           Section 5.1.9.5 shall be deleted in its entirety and replaced with the following:

“5.1.9.5 any cancellation, amendment, restatement, correction or other alteration of the Certificate of Formation of the Company or of this Agreement;”.

2.             Any and all lawful actions taken by the former “Board of Directors” or any “Director” of the Company, in such capacity, are hereby adopted as if made by the Board or Managers of the Company or a Manager, respectively, in such capacity, except (a) for the adoption of and any changes made to By-Laws, which action is hereby rescinded, and (b) as specifically otherwise provided for in this Amendment.

3.             This Second Amendment shall be governed for all purposes by the laws of the State of Delaware, without regard to the principles of conflict of laws.

4.             All terms used but not defined herein shall have the meaning set out or otherwise specified in the Agreement.

IN WITNESS WHEREOF, Fiatallis North America, Inc., has executed, or caused this Second Amendment to be executed, under seal, as of the date first above written.

MEMBER:

Fiatallis North America, Inc.

By:	/s/ James E. McCullough
Name:	James E. McCullough
Title:	Chairman and President

NEW HOLLAND CREDIT COMPANY, LLC

THIRD AMENDMENT TO THE OPERATING AGREEMENT

This Third Amendment to the Operating Agreement (this “Third Amendment”) of New Holland Credit Company, LLC (the “Company”) is made this 1st day of March, 2006, by CNH Capital LLC, a Delaware limited liability company and sole member of the Company (the “Member”):

WHEREAS, that certain Operating Agreement in respect of New Holland Credit Company, LLC was entered into the 25th day of November, 1996, by and between Fiatallis North America, Inc. and Fiat Finance U.S.A., Inc. and amended by that certain Amendment to the Operating Agreement dated the 1st day of January, 1997 (the “Agreement”); and

WHEREAS, that certain Second Amendment to the Operating Agreement dated the 24th day of February, 2003, was entered into by Fiatallis North America, Inc.; and

WHEREAS, pursuant to the above-referenced 1997 Amendment to the Operating Agreement, Fiat Finance U.S.A., Inc. ceased to be a Member of New Holland Credit Company, LLC; and

WHEREAS, pursuant to the above-referenced 2003 Second Amendment to the Operating Agreement, Fiatallis North America, Inc. ceased to be a Member of New Holland Credit Company, LLC; and

WHEREAS, CNH Capital LLC, sole member of New Holland Credit Company, LLC, now wishes to further amend the Agreement as set forth herein.

NOW, THEREFORE, CNH Capital LLC, intending to be legally bound, hereby amends the Agreement as follows:

1.             The Agreement shall be amended, effective as of the 1st day of March, 2006, as follows:

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(a)          Section 5.1.1 shall be deleted in its entirety and replaced with the following:

“The business and affairs of the Company shall be managed under the direction and control of a Board of Managers that will consist of two (2) Managers who shall be individually elected from time to time by the Member or Members, or appointed as provided herein, and act in accordance with the provisions hereof. From and after the 1st of March, 2006, the Managers shall be Steven C. Bierman and Brian J. O’Keane. The Member or Members may remove the Managers from such position, with or without cause, or appoint any individual to a vacant position as Manager. The required quorum of Managers authorized to do business shall be two (2). The required number of Managers to act on behalf of the Company shall be two (2).”

2.                                       This Third Amendment shall be governed for all purposes by the laws of the State of Delaware, without regard to the principles of conflict of laws.

3.                                       All terms used but not defined herein shall have the meaning set out or otherwise specified in the Agreement.

IN WITNESS WHEREOF, CNH Capital LLC has executed, or caused this Third Amendment to be executed, under seal, as of the date first above written.

MEMBER:

CNH Capital LLC

By:	/s/ Steven C. Bierman
	Name:	Steven C. Bierman
	Title:	President

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